XP Investments US, LLC

Statement of Financial Condition

December 31, 2019







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68817

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XP Investments US, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 W46th Street, 30th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer 561-784-8922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

401 E Las Olas Blvd Suite 1800	Fort Lauderale	FL	33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Adelia Gomez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XP Investments US, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA ALVAREZ MCDONALD
MY COMMISSION EXPIRES SEPTEMBER 11, 2023
#GG 912171
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

DocuSigned by:
A6E7AC6E8BFA47E...

Signature

Chief Operations Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XP Investments US, LLC
Index
December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Board of Directors Member of XP Investments US, LLC

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying Statement of Financial Condition of XP Investments US, LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Pricewaterhouse Coopers LLP

March 4, 2020

We have served as the Company's auditor since 2019

PricewaterhouseCoopers LLP, 401 East Las Olas Blvd., Suite 1800, Fort Lauderdale, FL 33301
T: (954) 764 7100, F: (954) 525 4453, www.pwc.com/us

.

XP Investments US, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$ 2,641,685
Due from broker dealers	17,231,248
Accounts receivable, net of allowance	16,489,424
Securities owned, at market value	29,361,533
Prepaids and other assets	3,325,041
Operating lease right of use asset	18,071,750
Property and equipment, net	6,798,628
Due from Affiliate	951,197
Deferred tax assets	2,894,753
Rent security deposit	525,878
Total assets	98,291,137

Liabilities and Member's Equity

Accrued expenses and other liabilities	$ 12,907,666
Lease liabilties	20,202,657
Securities sold not yet purchased, at market value	17,709,665
Income tax payable to Parent	3,489,418
Total liabilities	54,309,406

Commitments and Contingencies

Member's Equity	43,981,731
Total liabilities and member's equity	$ 98,291,137

The accompanying notes are an integral part of this financial statement.

XP Investments US, LLC
Notes to Financial Statement
December 31, 2019

1. **Organization and Summary of Significant Accounting Policies**

XP Investments US, LLC ("the Company"), is a securities broker-dealer which principally serves institutional investors. In 2019, the Company changed its name to XP Investments US, LLC. The Company was known in 2018 as XP Securities LLC. The Company was formed on December 29, 2010 in the State of Delaware. The Company is a wholly owned subsidiary of XP Holdings International, LLC (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") as of October 27, 2011. On December 22, 2012, the Company became a member of the National Futures Association.

The Company generates revenue principally by providing securities trading and brokerage services to institutional investors in the United States and Latin American countries. Revenue for these services could vary based on the performance of financial markets around the world.

Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Securities transactions are reported on a trade date basis, and securities owned, at fair value are valued at quoted market or dealer quotes. Proprietary securities transactions in regular-way trades entered into for the account and risk of the Company are recorded at fair value on a trade-date basis.

Securities sold, not yet purchased represent obligations to purchase securities at a future date at the then-current market price. This obligation is recorded at the fair value of the securities to be purchased. Because securities sold, not yet purchased at fair value represent obligations of the Company to purchase securities at a future date at the then-current market price, the fair value of the securities is likely to fluctuate prior to the date they are purchased.

Recent Accounting Pronouncements

Accounting Standards Codification Topic 842, also known as ASC842 and as ASU 2016-02, is the new lease accounting standard published by the Financial Accounting Standards Board (FASB). It replaced the previous US GAAP leasing standard, ASC 840.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss with regard to these deposits. The Company refers to money that is held for a specific purpose and therefore not available to the company for immediate or general business use as a restricted cash. Restricted cash appears on the Statement of Financial Condition as Other assets.

Property and equipment

Property and equipment are stated at cost. Expenditures that materially increase the useful lives of property and equipment are capitalized, while ordinary maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Operating lease right of use

The Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2016-02, also known as Accounting Standard Codification ("ASC") 842. It replaced the previous US GAAP leasing standard, "ASC" 840. The Company adopted the new standard in 2019 ("ASC")842. Under operating lease accounting, an asset and liability are recorded at the present value of the lease payments on the balance sheet. On the income statement, the lease expense is recorded as a straight-lined depreciation expense plus the implicit interest expense. Right-of-use assets are subject to the same considerations as other nonfinancial assets, such as property, plant, and equipment, in classifying them as current or noncurrent in a classified balance sheet. Consistent with the classification of property, plant, and equipment, the right-of-use asset should generally be classified as non-current for the entire lease term.

Income taxes

The Company is a wholly owned subsidiary of the Parent and is considered a disregarded entity for income tax purposes. Accordingly, the Company's results are included in the consolidated federal and state income tax returns of the Parent. The Company reimburses the Parent for taxes incurred and attributable to the Company's income reported on the Parent's tax returns. Therefore, any overpayment of taxes is subject to reimbursement by the Parent. The Company records any income tax expense and liability based upon its operations on a stand-alone basis, even though the Company is part of the consolidated income tax returns.

The Company accounts for income taxes in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification ("ASC"). The Income Taxes Topic requires that deferred income tax balances be recognized based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. It was determined that there were no uncertain tax positions that are not more likely than not to be sustained as of December 31, 2019. See Note 5, Income Taxes.

Fair Value of Cash and Cash Equivalents, Due from Broker-Dealers, Accounts Receivable, Due from Affiliate, Accrued Expense, and Other Liabilities
The carrying value of cash and cash equivalents, due from broker-dealers, accounts receivables, due from affiliate, accrued expenses, and other liabilities approximates fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes. The firm periodically assesses the collectability of accounts receivables and records a provision for uncollectable receivables, if deemed necessary.

2.   **Property and Equipment**

Property and equipment consist of the following:

Intellectual property	5,056,127
Office equipment	1,584,530
Furniture and fixtures	821,785
Leasehold improvements	1,101,789
	8,564,231
Less: accumulated depreciation and amortization	(1,765,603)
Net property and equipment	$ 6,798,628

3.   **Operating lease right of use assets**

The Company is obligated under 3 non-cancelable leases for office space and 1 sublease, expiring in December 2023, October 2026 and December 2029. Under the "ASC" 842, the present value operating lease payments will be recorded as a separate asset and liability and the profit and loss expense will remain as the straight-line expense. The average discount rate considered for the lease was 6.3%.

	Right-of-use assets	Lease liabilities
As of January 1, 2019	**5,481,137**	**(5,825,972)**
Additions	14,578,189	(14,411,180)
Lease expense	(1,365,105)	(1,081,566)
Impairment	(622,471)	
Payment of lease liabilities		1,116,061
As of December 31, 2019	18,071,750	(20,202,657)
Current		
Non-current	18,071,750	(20,202,657)

4.   **Commitment and Contingencies**

Commitments

The Company uses Pershing, LLC, Interactive Brokers, LLC, Wedbush Securities Inc. and RJ O'Brien & Associates LLC to process its customers' securities transactions and to provide custodial and other services. The Company pays fees on a per transaction basis for securities transactions and interest on balances due to these firm.

During the ordinary course of business, the Company may maintain cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company had balances in excess of insured limits of $2,391,685 as of December 31, 2019.

Legal Matters

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position.

5.   Fair Value Measurements

FASB ASC 820-10 *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820-10 are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2   Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;

- inputs other than quoted prices that are observable for the asset or liability;

- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

The financial instruments of the Company are reported in the statement of financial condition at their fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating and other factors such as credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on significant unobservable inputs, and in those circumstances the Company classifies the fair value measurements of the investment securities as Level 3.

Management conducted a review of its pricing vendor to validate that the inputs used in that vendor's pricing process are deemed to be market observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy. There were no instances in which unobservable inputs were used as of December 31, 2019.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned - Corporate Bonds	$ -	$ 29,361,533	$ -	$ 29,361,533
Securities sold not yet purchased - Corporate Bonds	-	(17,709,665)	-	(17,709,665)

During the year ended December 31, 2019, there were no transfers in or out of Levels 1, 2, or 3 of the fair value hierarchy.

6.   Income Taxes

The Company recorded an income tax expense of $384,594 for the year ended December 31, 2019 which would be the Company's tax expense if the Company filed income taxes under the separate return method. During 2019, the Company made payments totaling $ 524,395 to the Parent, and has a payment of $3,489,418, reflected as income tax payable on the statement of financial condition.

U.S. Federal, State of Florida, New York State and New York City are the major tax jurisdictions where the Company would file income tax returns if it were the taxpayer.

7. **Income Taxes (continued)**

For the year ended December 31, 2019, the Company recorded an uncertain tax position of $3,688,588, inclusive of interest and penalties, as a result of the timing of deducting bonus accrual. Income tax returns filed by the Parent for the tax years ended December 2016 through present remain subject to examination in the U.S. Federal and various state tax jurisdictions.

The temporary differences that created deferred income tax assets and liabilities are as follows as of December 31, 2019:

Deferred Income Tax Assets	
Reserve for bad debts	109,394
Lease liabilties	6,262,828
Bonus accrual	3,247,588
Other	2,167
	9,621,977
Deferred Income Tax Liabilities	
Property and equipment, net	(1,068,238)
Operating lease right of use asset	(5,658,985)
	(6,727,223)
Deferred tax assets, net	$ 2,894,754

8. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $14,758,172 which was $13,522,972 in excess of its required capital of $1,235,200. The Company's net capital ratio was 0.125 to 1.

9. **Related Party Transactions**

At December 31, 2019, the Company was due $35,248 in commission from XPI incurred in 2019.

On December 31, 2019, the Company was due $149,420 in commission from Itau Unibanco S/A which is recognized as accounts receivable in the Statement of Financial Condition.

On December 12, 2019, XP Inc, Holding, which consolidates the investments of the Company, completed its Initial Public Offering ("IPO"), offering 72,510,641 of Class A common shares, of which 42,553,192 new shares were offered by the XP Inc, Holding and the remaining 29,957,449 shares

10.   Related Party Transactions (continued)

were offered by selling shareholders. The Company has a reimbursement Intercompany agreement with XP Inc, related to IPO project. On December 31, 2019, the Company was due $240,000 from XP Inc.

The Company also has an expense sharing agreement with XP Advisory US, Inc ("XP Advisory"), which receives the benefit of services provided by XP US and requires the allocation among the parties of certain back office support and general operational routines, compliance services and employee expenses. The Company was due $ 498,000 from XP Advisory.

11.   Risk Concentrations

Clearing and Depository Concentrations
The clearing and depository operations for the Company's securities transactions are primarily provided by a brokerage firm whose principal office is in Jersey City, New Jersey. At December 31, 2019, $16,796,336 of the due from broker dealers total amount reflected in the accompany statement of financial condition, is held by and due from this clearing broker. The Company has agreements with five other U.S. based broker dealers for the clearing of futures and certain other trades, and an agreement with a Brazilian-based financial institution for the clearing and custody of foreign securities and currencies.

Other Risk Concentrations
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through its clearing firm, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

12.   Subsequent Events

The Company has evaluated its subsequent events through March 4th, 2020 that these financial statements were available to be issued. There were no subsequent events requiring disclosure.